FOSTER'S
GROUP

[redacted]

09045856

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Andrew Leyden Appointed Chief Information Officer"

Released: 14 April 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 4/14

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

14 April 2009

ANDREW LEYDEN APPOINTED CHIEF INFORMATION OFFICER

Foster's Group Limited (Foster's) today announced the appointment of Andrew Leyden to the newly created senior leadership role of Chief Information Officer, effective from today.

Andrew joined Foster's in February 2002, as Finance Director for the Beringer Blass Asia Pacific business, and has since held a number of senior finance and general management positions, including General Manager Asia and Global Finance Director for Foster's Wine Estates. Since September 2006, Andrew has been Global Director - Business Processes & Information Technology.

Prior to joining Foster's, Andrew held senior positions in finance and general management with Reckitt Benckiser in Asia, Eastern Europe and the UK and 7 years in retail in the UK with Somerfield and WH Smith.

"Over the last eight years, Andrew has brought a strong business process focus to his varied roles", Foster's CEO, Ian Johnston said. "His understanding of Foster's business ensures Andrew is the right choice to deliver on our information and technology plans."

Andrew was educated at the University of Central Lancashire in the UK, holds a Bachelor of Arts (Honours) degree in Business & Accountancy and is a Fellow of the Association of Chartered Certified Accountants (ACCA).

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: +61 400 532 466

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